Exhibit 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

The table below sets forth EPLI's ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which EPLI generate enough earnings after the payment of all expenses other than interest to make required interest payments on its debt.

	Fiscal Years					39 Weeks Ended
	2004	2005	2006	2007	2008	September 30, 2008	September 30, 2009
	(dollars in thousands)
Fixed Charges:
Interest expense	$18,025	$42,111	$28,813	$29,167	$26,003	$19,724	$23,501
Capitalized interest	95	190	166	252	205	145	34
Interest portion of rent expense	799	815	965	1,107	1,266	926	1,020
Total fixed charges	$18,919	$43,116	$29,944	$30,526	$27,474	$20,795	$24,555
Earnings:
Pretax income	$1,343	$(19,825)	$1,709	$(941)	$(51,531)	$(10,099)	$(10,570)
Add fixed charges	18,919	43,116	29,944	30,526	27,474	20,795	24,555
Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(145)	(34)
Total earnings	$20,167	$23,101	$31,487	$29,333	$(24,262)	$10,551	$13,951
Ratio of earnings to fixed Charges(1)	1.1	0.5	1.1	1.0	-0.9	0.5	0.6

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest).  Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.